04003454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 161 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Financial Group,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth E. Masick (630) 545-4520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd.
(Name – *if individual, state last, first, middle name*)

2400 Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth E.Masick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbrook Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, xxxxxxxxxxxxx

"OFFICIAL SEAL"
MARY ANN BRUNKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/8/2006

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBROOK FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Oakbrook Financial Group, Inc.
Oak Brook, Illinois

We have audited the accompanying statements of financial condition of **Oakbrook Financial Group, Inc.** (the Company) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oakbrook Financial Group, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 6, 2004

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$ 126,587	$ 121,057
Deposits with clearing organization	30,007	29,867
Receivables from clearing organizations	18,877	18,993
Other receivables	14,087	8,130
Prepaid expenses	28,554	20,539
Property and equipment	7,690	11,179
	$ 225,802	$ 209,765
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable		
Commissions	$ 60,791	$ 30,062
Related party	20,691	14,526
Other	1,971	1,997
	83,453	46,585
Stockholders' equity		
Common stock - no par value, 100,000 shares authorized, 17,400 and 16,500 shares issued and outstanding, respectively	248,000	225,500
Additional paid-in capital	185,600	185,600
Retained earnings (deficit)	(291,251)	(247,920)
	142,349	163,180
	$ 225,802	$ 209,765

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commission and fee income	$ 1,026,252	$ 935,074
Other income	33,509	43,646
	1,059,761	978,720
EXPENSES		
Commissions	663,919	551,522
Clearing charges	172,129	174,646
Other expenses	267,044	260,905
	1,103,092	987,073
NET LOSS	$ (43,331)	$ (8,353)

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, December 31, 2001	14,400	$ 156,000	$ 202,473	$ (239,567)	$ 118,906
Common stock issued	3,600	90,000			90,000
Common stock redeemed	(1,500)	(20,500)	(16,873)		(37,373)
Net loss				(8,353)	(8,353)
Balances, December 31, 2002	16,500	225,500	185,600	(247,920)	163,180
Common stock issued	1,000	25,000			25,000
Common stock redeemed	(100)	(2,500)			(2,500)
Net loss				(43,331)	(43,331)
Balances, December 31, 2003	17,400	$ 248,000	$ 185,600	$ (291,251)	$ 142,349

See accompanying notes.

OAKBROOK FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (43,331)	$ (8,353)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	3,489	4,701
Interest income added to clearing deposit	(140)	(330)
(Increase) decrease in operating assets		
Accounts receivable	(5,841)	(5,346)
Prepaid expenses	(8,015)	2,376
Increase (decrease) in operating liabilities		
Accounts payable	36,868	(16,723)
Net cash used in operating activities	(16,970)	(23,675)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common stock proceeds	25,000	90,000
Redemption of common stock	(2,500)	(37,373)
Net cash provided by financing activities	22,500	52,627
INCREASE IN CASH AND CASH EQUIVALENTS	5,530	28,952
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	121,057	92,105
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 126,587	$ 121,057

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company was incorporated in 1997 and obtained its license and commenced operations in 1998.

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Cash and cash equivalents at December 31, 2003 and 2002 include $46,393 and $46,256, respectively, of money market funds which are not covered by depository insurance.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2003 and 2002, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $31,222 and $27,733 at December 31, 2003 and 2002, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the years ended December 31, 2003 and 2002 was $3,489 and $4,701, respectively.

Income Taxes

The shareholders have elected for the Company to be taxed as an "S" Corporation for federal and state income tax purposes. Under this election, the Company will not pay corporate income taxes on its taxable income. Instead, the stockholders will report their share of the corporate income or loss on their personal tax returns.

NOTE 2. CAPITAL STOCK

The Company has issued an option for the purchase of 200 shares for $5,000. The option expires in 2005.

NOTE 3. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $30,007 and $29,867 at December 31, 2003 and 2002, respectively. This deposit cannot be withdrawn while the Company remains licensed as a broker-dealer in securities.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is related to Wolf & Company, L.L.P. (Wolf), Bauer-Wolf Investment Services, L.L.C. (Bauer), and Wolf Capital, L.L.C. (Capital) by common ownership. A majority of the Company's revenues relate to securities transactions generated by Bauer. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $3,500 per month. Included in commissions payable at December 31, 2003 and 2002 is $29,046 and $12,712 due to Bauer. Included in other income for 2003 and 2002 is $25,200 and $42,840, respectively, received from Wolf and Capital for consulting and training services.

Expenses paid to Wolf were:

	2003	2002
Rent	$ 42,000	$ 42,000
Salary reimbursement	70,760	85,585
	$112,760	$127,585

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $91,091, which was $41,091 in excess of its required net capital of $50,000. The net capital of $91,091 is equal to the net capital the Company reported in its Focus Report.

NOTE 6. LITIGATION

The Company is involved in a legal action, the outcome of which is not determinable at this time. Management and legal counsel do not anticipate that there will be any material effect on the financial statements as a result of this.

SUPPLEMENTARY INFORMATION

OAKBROOK FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

NET CAPITAL	$ 142,349
NON-ALLOWABLE ASSETS	
Non-allowable receivables	14,087
Prepaid expenses	28,554
Property and equipment	7,690
	50,331
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	92,018
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	927
	$ 91,091
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 41,091

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
Oakbrook Financial Group, Inc.
Oak Brook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Oakbrook Financial Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 6, 2004